

03054914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/06/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 JONESBORO ROAD
(No. and Street)

MC DONOUGH — GEORGIA — 30253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. DAVID TURNER — (678) 583-9760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAMEL, JACK F.
(Name – *if individual, state last, first, middle name*)

8218 DURALEE LANE — DOUGLASVILLE — GA — 30134
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of


SEC MAIL
RECEIVED
PROCESSING
SEP 04 2003
WASH. D.C.
187
SECTION

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

Jack F. Gamel, P.C.

Certified Public Accountants

...k F. Gamel, C.P.A.
...ee Renee Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

The Audit Committee
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We have audited the accompanying comparative balance sheets of Commonwealth Church Finance, Inc. as of June 30, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on out audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Jack F. Gamel, CPA., P.C.

August 19, 2003

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE BALANCE SHEETS
JUNE 30, 2003 AND 2002

ASSETS

	2003	2002
Current assets:		
Petty cash	$ 200	$ 300
Cash in checking account	274,601	175,242
Accrued income	158,021	20,654
Prepaid expenses	0	3,661
Prepaid income taxes	0	4,333
Total current assets	432,822	204,190
Fixed assets:		
Property and equipment	102,469	102,469
Less accumulated depreciation	82,514	76,529
	19,955	25,940
Other assets:		
Deposits	2,591	2,591
	2,591	2,591
	$ 455,368	$ 232,721

LIABILITIES AND SHAREHOLDER'S EQUITY

		2003	2002
Current liabilities:			
Accrued expenses		$ 147,291	$ 37,238
Income taxes payable		34,857	0
Total current liabilities		182,148	37,238
Commitments and contingent liabilities	(Note 2)		
Shareholder's equity:			
Common stock, no par, 100,000 shares authorized, 37,000 shares issued and outstanding		21,000	21,000
Paid-in-capital		5,937	5,937
Retained earnings		246,283	168,546
		273,220	195,483
		$ 455,368	$ 232,721

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
Revenue	$ 3,015,427	$ 3,331,284
Expenses:		
Salaries - officers	511,924	441,783
Salaries	923,837	1,382,306
Payroll service	272,375	297,366
Commissions	594,531	557,719
Labor	13,054	2,625
Advertising	930	4,915
Automotive	42,153	30,404
Bonds	1,380	1,082
Depreciation	5,985	25,200
Directors fees	50,000	30,000
Dues and subscriptions	18,019	11,669
Equipment rental	43,373	39,121
Filing fees	7,905	15,296
Insurance	24,511	35,701
Legal and accounting	24,146	30,199
Miscellaneous	41,952	16,827
Office expense	27,077	54,451
Postage and freight	29,073	24,805
Printing	23,788	50,236
Rent	68,000	39,000
Software maintenance	13,228	22,737
Taxes and licenses	1,293	4,416
Telephone	27,894	29,362
Trade shows and conventions	2,692	8,411
Training	74,509	36,482
Travel and entertainment	45,495	143,731
Utilities	5,049	5,560
	2,894,173	3,341,404
Operating income	$ 121,254	$ (10,120)

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
Other income (expenses):		
Interest income	817	0
Loss on abandoned assets	0	(34,270)
	817	(34,270)
Net income before taxes	122,071	(44,390)
Provision for income taxes	44,334	8,049
Net income	77,737	(52,439)
Retained earnings, beginning	168,546	220,985
Retained earnings, ending	$ 246,283	$ 168,546

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 77,737	$ (52,439)
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	5,985	25,200
Changes in operating assets and liabilities:		
Accrued income	(137,367)	(20,654)
Prepaid expenses	3,661	(3,468)
Income taxes payable	39,190	118,740
Accrued liabilities	110,053	37,238
Net cash flows from operating activities	99,260	104,617
Cash flows from investing activities:		
Loss on abandoned assets	0	35,210
Purchase of office equipment	0	(33,585)
Net cash flows from investing activities	0	1,625
Net increase (decrease) in cash	$ 99,260	$ 106,242

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

1. Summary of significant accounting policies:

Operation:

The Company is organized to do business as a securities broker-dealer, the primary purpose of whish is to service Church bond sales.

Depreciable assets:
Depreciable assets are stated at cost.

Depreciation:

The Company provides for depreciation over the useful lives of the assets on a straight-line method and on the accelerated method of recovery pursuant to the Internal Revenue Service regulations.

2. Commitments and contingent liabilities:

The company leases office space from Turner, Unruh, North and Seigel Rental, a partnership 100% owned by the shareholders of Commonwealth Church Finance, Inc. The lease is a long-term lease.

The Company leases office equipment and vehicles for $2,207.42 per month.